FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F              ☒            Form 40-F              ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, OR JAPAN.

PRESS RELEASE

3 October 2005

Offering of Shares in National Bank Greece S.A.

National Bank of Greece (“NBG”) and Ethniki Kefaleou today announce their intention to sell up to 9.2 million common shares of NBG via an accelerated bookbuild to international and domestic institutional investors via a private placement.  The shares may also be offered privately to a limited number of qualified institutional buyers in the US under an exemption from registration under the U.S. Securities Act.

The size of the offering represents up to 2.76% of NBG’s outstanding share capital. All the shares to be offered are listed on the Athens Exchange and are currently held directly by NBG and Ethniki Kefaleou, a wholly owned subsidiary of NBG. In accordance with Greek law, the board of NBG has determined a minimum sale price for the up to 1.8 million shares to be sold by NBG, which represents the average purchase price to date in NBG’s share buyback programme.

Citigroup, Credit Suisse First Boston and NBG International have been appointed as Joint Bookrunners of the offering.

This press release does not in any manner constitute nor should it be characterised, considered or regarded as an invitation to the public to invest or as an invitation for  collection of the public’s savings nor an advertisement, notification, statement or announcement soliciting investment in the shares of the Company.

THIS PRESS RELEASE IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES DESCRIBED HEREIN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING THE HELLENIC REPUBLIC. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES.

This communication is for distribution only to and is directed only at persons falling within Article 19 or Article 49 of The Financial Services and Markets Act 2000 (Financial Promotion) Order as persons having professional experience in matters relating to investments or meeting the asset tests set out in Article 49  and to persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”).  This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, OR JAPAN.

PRESS RELEASE

National Bank of Greece’s Extraordinary General Meeting of 3 0ctober 2005

National Bank of Greece announces that the Extraordinary General Meeting of its Shareholders was held on 3 October 2005 at Megaro Mela.

Present at the Bank’s General Meeting were shareholders representing a total of 90,072,219 shares i.e. 27.16%  of the Bank’s paid up share capital. Accordingly, discussion on the agenda concerning resolution on the merger through the absorption of National Investment Company S.A. by National Bank of Greece S.A. and various issues directly related to the said merger (such as approval of the Draft Merger Agreement and relevant reports, cancellation of National Investment Company’s shares owned by the absorbing National Bank of Greece, increase in the share capital of National Bank of Greece, amendment of Articles 4 and 39 of National Bank of Greece’s Articles of Association, approval of the BoD acts regarding the merger, authorization to the BoD to settle fractional rights, appointment of Bank representatives to execute the notarial contract of the merger) was postponed, due to lack of the qualified quorum required by law and the Articles of Association, for a Repeat General Meeting to be held on Tuesday, 18 October 2005 at 11:00 hours at Eolou 93 (Megaro Mela) following the Board of Directors’ decision.

Athens, 3 0ctober 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 3rd October , 2005
Ioannis Pehlivanidis
Deputy Chief Executive Officer